UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-13354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

M&I Retirement Program

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada M5X 1A1

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Plan Benefits as of December 31, 2015 and 2014, the Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2015 and 2014 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firms. The required financial statement schedule is included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibits:

Exhibit 23 – The consent of Schenck SC.

M&I Retirement

Program

Financial Statements as of and for the

Years Ended December 31, 2015 and 2014,

Supplemental Schedule as of December 31, 2015, and

Report of Independent Registered Public Accounting

Firm

M&I RETIREMENT PROGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

M&I Retirement Program

We have audited the accompanying statements of net assets (in liquidation) available for benefits of the M&I Retirement Program as of December 31, 2015 and 2014, and the related statements of changes in net assets (in liquidation) available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets (in liquidation) available for benefits of the M&I Retirement Program as of December 31, 2015 and 2014, and the changes in net assets (in liquidation) available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to the audit procedures performed in conjunction with the audit of the M&I Retirement Program’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Schenck SC

Certified Public Accountants

Milwaukee, Wisconsin

June 24, 2016

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M&I RETIREMENT PROGRAM

STATEMENTS OF NET ASSETS (IN LIQUIDATION) AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

	2015	2014

ASSETS:
Investments — at fair value:
Interest in master trusts	$-	$286,299,987
Investments	38	522,672,655

Total investments	38	808,972,642

Receivables:
Notes receivable from participants	-	8,483,740
Accrued income	189	227,700
Pending trades	-	104,645

Total receivables	189	8,816,085

Cash	2,030	22,751

NET ASSETS (IN LIQUIDATION) AVAILABLE FOR BENEFITS	$2,257	$817,811,478

 See accompanying notes to financial statements.

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M&I RETIREMENT PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS (IN LIQUIDATION) AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014

ADDITIONS:
Net appreciation in fair value of investments	$14,793,584	$ 29,778,797
Dividend income	2,600,109	7,213,685
Income from interest in master trusts	2,309,046	19,516,650
Interest income	720,295	2,063,111
Interest on notes receivable from participants	112,961	303,994

Total additions	20,535,995	58,876,237

DEDUCTIONS:
Benefits paid to participants	838,297,037	103,538,017
Administrative expenses	48,179	82,752

Total deductions	838,345,216	103,620,769

NET DECREASE IN NET ASSETS (IN LIQUIDATION) AVAILABLE FOR BENEFITS	(817,809,221)	(44,744,532)

NET ASSETS (IN LIQUIDATION) AVAILABLE FOR BENEFITS:
Beginning of year	817,811,478	862,556,010

End of year	$2,257	$817,811,478

  See accompanying notes to financial statements.

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M&I RETIREMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN

The following description of the M&I Retirement Program (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General – The Plan is a defined contribution plan covering substantially all employees of Marshall & Ilsley Corporation (“M&I”). BMO Harris Bank N.A. (“BMO Harris”) is the sponsor and administrator of the Plan. BMO Retirement Services (the “Trustee”) serves as the trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On July 6, 2011, M&I and Bank of Montreal (“BMO”) completed a merger, under which BMO acquired all outstanding shares of common stock of M&I in a stock-for-stock transaction, which was approved by the M&I Board of Directors, the BMO Board of Directors, and the M&I shareholders.

Plan Termination — Per the terms of the merger agreement, the M&I Board of Directors adopted a resolution effective July 5, 2011 to terminate all M&I-sponsored 401(k) plans, which includes the Plan. Final dissolution of the assets in the Plan requires Internal Revenue Service (“IRS”) approval of the termination. On April 27, 2012, BMO Harris filed Form 5310 with the IRS seeking advance determination on the qualification status of the Plan. The Plan received this determination on January 14, 2015. All Plan participants received an account closing distribution of their account balances based on their distribution election during 2015. Distributions were requested in cash, or as a direct rollover to an IRA or other qualified retirement plan. In addition, current employees of BMO were able to roll over their account balances into the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris. In addition, current BMO employees were able to roll over their account balances from the Plan into the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris and the amount of $234,171,749 included in Benefits Paid to Participants on the statements of changes in net assets (in liquidation) available for benefits were selected for rollovers by the Plan participants during the year ended December 31, 2015.

Eligibility — Effective July 5, 2011, no new participants have been enrolled into the Plan.

Contributions — No contributions to the Plan have been made since July 5, 2011.

Participant Accounts — Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with allocations of the Plan’s income (loss). Any related administrative expenses based on participant earnings or account balances are deducted from the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Effective July 5, 2011, all participants with an account balance remaining in the Plan became fully vested in all contribution sources, regardless of status or years of vested service.

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Investment Options — Participants may direct 100% of their account balance into various investment options designated by the Plan’s investment committee in 1% increments. Participants are able to change their investment elections daily.

Notes Receivable from Participants — Prior to February 27, 2015, participants were permitted to borrow from their retirement account balance in an amount ranging from $1,000 to $50,000 (limited to no more than one-half of their vested account balance). Participant loans are repayable through payroll deductions and may have original terms of 1 to 25 years. The interest rate is based on prevailing market conditions at the time the loan is made and is fixed over the life of the note. The Plan requires full repayment of any outstanding participant loan balance if employment with BMO ends for any reason. As of February 27, 2015, the Plan no longer offered new loans to participants.

Payment of Benefits —Upon termination, death, retirement, in the event of disability, as defined, or financial hardship, a participant or beneficiary is entitled to elect to distribute his or her vested interest in a full or partial lump sum cash payment (excluding profit sharing for any hardship withdrawal), or as a rollover to another qualified plan or IRA. Participants who are 59  1⁄2 or older may take in-service withdrawals for any reason. In addition, after-tax contributions made before 1987 and former Valley Bancorporation employee balances from the former Valley Bancorporation plan are available for distribution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Because the Plan has been terminated, the Plan has revalued its assets and liabilities to the amounts collected and paid in accordance with the liquidation basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation- All investments are stated at fair value, except the BMO Employee Benefit Stable Principal Fund (the “Stable Principal Fund”), whose investments include synthetic and traditional guaranteed investment contracts (“GICs”) which meet the definition of “fully benefit-responsive investment contracts.” An investment contract is considered fully benefit-responsive if all of the following criteria are met for that contract, analyzed on an individual basis:

•	The investment contract is affected directly between the Stable Principal Fund and the issuer and prohibits the Stable Principal Fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

•	Either (1) the repayment of principal and interest credited to participants in the Stable Principal Fund is a financial obligation of the issuer of the investment contract or (2) prospective interest crediting rate adjustments are provided to participants in the Stable Principal Fund on a designated pool of investments held by the Stable Principal Fund or the contract issuer whereby a financially responsible third party, through a contract generally referred to as a wrapper, must provide assurance that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero.

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•	The terms of the investment contract require all permitted participant-initiated transactions with the Stable Principal Fund to occur at contract value with no conditions, limits, or restrictions.

•	An event that limits the ability of the Stable Principal Fund to transact at contract value with the issuer and that also limits the ability of the Stable Principal Fund to transact at contract value with the participants in the Stable Principal Fund must be probable of not occurring.

•	The Stable Principal Fund itself must allow participants reasonable access to their funds.

Contract value is considered the relevant measurement attribute for benefit-responsive contracts because that is the amount participants in the Stable Principal Fund would pay or receive if they were to initiate contributions or withdrawals. The Stable Principal Fund is stated at fair value as required under the liquidation basis of accounting. The GIC crediting interest rates are determined at various intervals under the terms of the investment contracts. There are no limitations on guarantees of the contracts.

Notes Receivable from Participants — Notes receivable from participants are stated at their unpaid principal balance plus any accrued and unpaid interest. Notes receivable from participants were $0 and $8,483,740 as of December 31, 2015 and 2014, respectively, with interest rates ranging from 3.25% to 4.25% as of December 31, 2014.

Income Recognition – Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The statements of changes in net assets (in liquidation) available for benefits reflect income credited to participants and net appreciation or depreciation in the fair value of only those investments that are not fully benefit responsive.

Administrative Expenses — Trustee fees were paid by BMO Harris. Significantly all other administrative expenses for the Plan were paid by the Plan for the years ended December 31, 2015 and 2014.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to participants who elected benefit payments but were not yet paid as of December 31, 2015 and 2014 were $0 and $353,576, respectively.

Risks and Uncertainties — The Plan investments include mutual funds, interests in master trusts, and a common collective trust that holds synthetic and traditional GICs. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could have a material effect on the values of the investment instruments reported in the financial statements. Synthetic and traditional GICs, which meet the definition of fully benefit-responsive, are carried at contact value. If an event were to occur such that the realization of the full contract value is no longer probable (for example, a significant decline in credit worthiness of the contract issuer or wrapper provider), these investment contracts would no longer be considered fully benefit responsive and would be carried at fair value.

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Subsequent Events — The Plan has evaluated subsequent events through June 24, 2016, the date that the accompanying financial statements were issued.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged.

A three-tier hierarchy is used to measure fair value based on the transparency of the inputs to the valuation of an asset or liability and expands the disclosures about instruments measured at fair value. These inputs are summarized into three broad levels described below:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets in active markets and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Fair values are initially valued based upon transaction price and are adjusted to reflect exit values as evidenced by financing and sale transactions with third parties.

Determination of Fair Value – Following is a description of the valuation methodologies used for measuring the fair value of investments:

Interest in Master Trusts — These investment vehicles are unitized funds which are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets (mutual funds and common stock) owned by the trust, minus its liabilities, and then divided by the number of units outstanding. The fair values of the interest in Marshall & Ilsley Corporation Master Trusts (collectively, “Master Trusts”) are classified within level 2 of the valuation hierarchy as master trust funds (see Note 5).

Mutual Funds —Mutual funds are valued based on quoted price in an active market and classified within level 1 of the valuation hierarchy.

Stable Value Fund —The Stable Principal Fund is a stable value fund that is primarily invested in traditional and synthetic GICs and a money market fund.

Traditional GICs are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional GIC is the sole responsibility of the issuing entity. In the case of a synthetic GIC, the Stable Principal Fund purchases high quality debt obligations and enters into contractual arrangements (wrapper contracts) with third parties related to these debt obligations to provide a guarantee of contract value and specified interest.

Fair values of the high quality debt obligations underlying the synthetic GICs and the interest in the securities lending collateral fund are measured using various matrix pricing methodologies or compiled modeled prices from various sources. These models are primarily industry-standard processes that apply various assumptions, including time value, yield curve, volatility factors,

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prepayment speeds, default rates and current and contractual prices for the underlying investments. Substantially all of inputs to the pricing matrix and model assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The fair values of the traditional GICs are determined using a discounted cash flow model. The fair value of the wrapper contract is determined to be zero since the wrapper resets monthly at market rates.

The fair value of the stable value fund is classified within level 2 of the fair valuation hierarchy. The fair value of the investment contracts was $1.01 per unit as of December 31, 2014. The average yields were 2.24% and 2.08% for the years ended December 31, 2015 and 2014, respectively. The gross crediting interest rates were 2.09% and 1.81% for the years ended December 31, 2015 and 2014, respectively.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Traditional GICs do not reset their crediting rates as they provide a fixed rate of interest over the term to maturity of the contract. Synthetic GICs are designed to reset their respective crediting rates typically on a quarterly basis and cannot credit interest at a rate less than zero percent. Synthetic GICs will track current market yields on a trailing basis. The rate reset allows the contract value of the portfolio to converge to the market value over time. Variables impacting future crediting rates on synthetic GICs include current yield of the assets backing the wrap contracts, duration of the assets backing the wrap contracts, and existing differences between the market values of assets backing wrap contracts and the contract values of the wrap contracts. GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Principal Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

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The interest in master trusts, mutual funds, and stable value fund are stated at fair value on a recurring basis and are categorized in their entirety in the tables below based upon the lowest level of significant input to the valuations as of December 31, 2015 and 2014.

	Quoted
	Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

2015

Stable Value Fund	$-	$38	$-	$38

TOTAL	$-	$38	$-	$38

2014

Interest in Master Trusts	$-	$286,299,987	$-	$286,299,987
Mutual Funds:
Large Cap	224,737,239	-	-	224,737,239
Mid Cap	70,650,083	-	-	70,650,083
Small Cap	42,285,099	-	-	42,285,099
Fixed Income	58,637,409	-	-	58,637,409
International	29,943,610	-	-	29,943,610
Stable Value Fund	-	96,419,215	-	96,419,215

TOTAL	$426,253,440	$382,719,202	$-	$808,972,642

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets (in liquidation) available for benefits either as of December 31, 2015 or as of December 31, 2014 are as follows:

	2015		2014
BMO Large Cap Growth & Income Fund*	$-		$56,377,344
M&I Master Trust — Growth Balanced Fund*	-		99,456,746
M&I Master Trust — Aggressive Stock Fund*	-		62,095,652
Vanguard Institutional Index Fund	-		96,693,393
BMO Employee Benefit Stable Principal Fund*	38	(1)	96,419,215
M&I Master Trust — BMO Stock Fund*	-		50,023,725

* Represents party-in-interest

(1)	This balance does not exceed five percent of the Plan’s net assets (in liquidation) available for benefits, but is shown for comparative purposes.

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During the years ended December 31, 2015 and 2014, the Plan’s investments, other than the interest in the Master Trusts, (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (all of which was attributable to mutual funds):

	2015	2014
Net appreciation in fair value of investments	$14,793,584	$29,778,797

5.	INTEREST IN MASTER TRUSTS

Certain of the Plan’s investment assets are held in trust accounts at the Trustee and consist of undivided interests in investments. These Master Trusts are established by BMO Harris and administered by the Trustee. Use of the Master Trusts permits the commingling of the Plan’s assets with the assets of the North Star Financial Corporation 401(k) Plan and the Missouri State Bank & Trust Company Retirement Savings Plan for investment and administrative purposes. Although assets of the remaining plans are commingled in the Master Trusts, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Plan’s investments and income in the Master Trusts as of, and for the years ended, December 31, 2015 and 2014 are summarized as follows:

	2015	2014

M&I Master Trust — Aggressive Stock Fund

Investments — whose fair value is determined based on quoted market prices — mutual funds	$-	$62,262,753

Net assets of the M&I Master Trust — Aggressive Stock Fund	$-	$62,262,753

Plan’s interest in net assets of the M&I Master Trust — Aggressive Stock Fund	$-	$62,095,652

Plan’s interest in M&I Master Trust — Aggressive Stock Fund as a percentage of the total	-	99.73%

Dividend and interest income	$160,724	$784,310

Net appreciation in the fair value of investments — mutual funds	2,806,517	3,189,424

Total M&I Master Trust — Aggressive Stock Fund income	$2,967,241	$3,973,734

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	2015	2014
M&I Master Trust — Growth Balanced Fund

Investments — whose fair value is determined based on quoted market prices — mutual funds	$-	$99,932,257

Net assets of the M&I Master Trust — Growth Balanced Fund	$-	$99,932,257

Plan’s interest in net assets of the M&I Master Trust — Growth Balanced Fund	$-	$99,456,746

Plan’s interest in M&I Master Trust — Growth Balanced Fund as a percentage of the total	-	99.52%

Dividend and interest income	$713,568	$1,961,714
Net appreciation in the fair value of investments — mutual funds	2,194,296	5,086,884

Total M&I Master Trust — Growth Balanced Fund income	$2,907,864	$7,048,598

M&I Master Trust — Aggressive Balanced Fund

Investments — whose fair value is determined based on quoted market prices — mutual funds	$-	$24,991,431

Net assets of the M&I Master Trust — Aggressive Balanced Fund	$-	$24,991,431

Plan’s interest in net assets of the M&I Master Trust — Aggressive Balanced Fund	$-	$24,946,905

Plan’s interest in M&I Master Trust — Aggressive Balanced Fund as a percentage of the total	-	99.82%

Dividend and interest income	$128,184	$408,055
Net appreciation in the fair value of investments — mutual funds	821,224	1,502,418

Total M&I Master Trust — Aggressive Balanced income	$949,408	$1,910,473

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	2015	2014

M&I Master Trust — Moderate Balanced Fund

Investments — whose fair value is determined based on quoted market prices — mutual funds	$-	$25,200,915

Net assets of the M&I Master Trust — Moderate Balanced Fund	$-	$25,200,915

Plan’s interest in net assets of the M&I Master Trust — Moderate Balanced Fund	$-	$25,192,968

Plan’s interest in M&I Master Trust — Moderate Balanced Fund as a percentage of the total	-	99.97%

Dividend and interest income	$200,333	$560,397

Net appreciation in the fair value of investments — mutual funds	463,762	1,011,739

Total M&I Master Trust — Moderate Balanced Fund income	$664,095	$1,572,136

M&I Master Trust — Diversified Stock Fund

Investments — whose fair value is determined based on quoted market prices — mutual funds	$-	$24,628,995

Net assets of the M&I Master Trust — Diversified Stock Fund	$-	$24,628,995

Plan’s interest in net assets of the M&I Master Trust — Diversified Stock Fund	$-	$24,583,991

Plan’s interest in M&I Master Trust — Diversified Stock Fund as a percentage of the total	-	99.82%

Dividend and interest income	$94,607	$349,147

Net appreciation in the fair value of investments — mutual funds	994,225	1,591,060

Total M&I Master Trust — Diversified Stock Fund income	$1,088,832	$1,940,207

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	2015	2014

M&I Master Trust — BMO Stock Fund

Investments — whose fair value is determined based on quoted market prices — common stock	$-	$50,030,662

Net assets of the M&I Master Trust — BMO Stock Fund	$-	$50,030,662

Plan’s interest in net assets of the M&I Master Trust — BMO Stock Fund	$-	$50,023,725

Plan’s interest in M&I Master Trust — BMO Stock Fund as a percentage of the total	-	99.99%

Dividend and interest income	$794,233	$2,046,724
Net appreciation (depreciation) in the fair value of investments — common stock	(6,518,765)	3,104,580

Total M&I Master Trust — BMO Stock Fund income (loss)	$(5,724,532)	$5,151,304

At December 31, 2014, the M&I Master Trust — BMO Stock Fund held 697,932 shares of BMO common stock, with a cost basis of $43,684,893. During the years ended December 31, 2015 and 2014, respectively, the M&I Master Trust — BMO Stock Fund recorded dividend income of $794,152 and $2,046,671 from BMO.

6.	FEDERAL INCOME TAX STATUS

The Plan has obtained its latest determination letter from the IRS dated January 14, 2015, affirming the Plan as qualified for tax-exempt status. BMO Harris and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

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7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan holds shares of mutual funds, a common collective trust, and Master Trusts managed by the Trustee. The M&I Master Trust — BMO Stock Fund also invests in the common stock of BMO. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under 29 CFR 480(b) of ERISA. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund (see also “Income Recognition” in Note 2).

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets (in liquidation) available for benefits as of December 31, 2015 and 2014 as reported in the financial statements to the net assets as reported on line 1(l) of Form 5500, Schedule H, Part I for 2015 and 2014:

	2015	2014

Net assets (in liquidation) available for benefits per the financial statements	$ 2,257	$817,811,478
Less: Amounts allocated to withdrawing participants	-	(353,576)

Net assets available for benefits per the Form 5500	$ 2,257	$817,457,902

The following is a reconciliation of the net decrease in net assets (in liquidation) available for benefits reported in the financial statements to the net loss as reported on line 2(k) of Form 5500, Schedule H, Part II for 2015 and 2014:

	2015	2014

Net decrease in net assets (in liquidation) available for benefits per the financial statements	$(817,809,221)	$(44,744,532)
Adjustment from contract value to fair value for investment in common collective trust related to fully benefit-responsive investment contract as of December 31, 2013	-	(263,407)
Amounts allocated to withdrawing participants:
Current year	-	(353,576)
Prior year	353,576	371,785

Net loss per the Form 5500	$(817,455,645)	$(44,989,730)

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SUPPLEMENTAL SCHEDULE

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M&I RETIREMENT PROGRAM

(FEDERAL EMPLOYER IDENTIFICATION NUMBER: 20-8995389; PLAN NUMBER:   007)

FORM 5500, SCHEDULE H, PART IV, LINE 4I —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

Party-in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value

*	BMO Employee Benefit Stable Principal Fund	Common Collective Trust	(a)	$38

* Represents a party-in-interest

(a) - This investment is participant-directed; therefore, the cost is not required to be reported.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&I RETIREMENT PROGRAM

Date: June 24, 2016	/s/ Gary M. Hansen
Gary M. Hansen
Vice President & Division Manager
BMO Harris Bank N.A.,
its administrator